DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com
Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
December 22, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed December 10, 2010 File No. 333-167 631
Dear Mr. Mancuso:
     On behalf of our client Unilife Corporation (the “Company”), we are transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 3 (the “Amendment”) to the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from last filing.
     The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement or in the Amendment, as applicable.
Incorporation by Reference of Certain Documents, page 2
1.	We note your response to prior comment 1; however, it remains unclear why you believe that Item 12 of Form S-1 and Rule 424 permit you to file a post-effective amendment to a Form S-1 that incorporates by reference into the prospectus information from your Form S-1 filing. Please provide detailed legal analysis in support of your position. We may have further comment after reviewing your response.
Response: In response to the Staff’s comment, the Company has included in the Amendment the prospectus summary information, risk factors, use of proceeds information, selling stockholders information, plan of distribution and description of securities as required by Items 3, 4, 7, 8 and 9 of Form S-1. The Company believes that the disclosure requirements under Items 5, 6 and 10 of

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
December 22, 2010

Form S-1 are not applicable and therefore no information is included under these items in the Amendment. The Company further advises the Staff that the information required by Item 11 of Form S-1 is incorporated by reference to the Company’s annual, quarterly and current reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy statements filed pursuant to Section 14 of the Exchange Act since the end of the Company’s fiscal year ended June 30, 2010, as listed in the section entitled “Incorporation by Reference of Certain Documents” of the Amendment. As a result, the Company is not incorporating by reference into the Amendment information from the original filing of the Registration Statement.
2.	We note your revised disclosure in response to prior comment 2 and reissue. Please update to incorporate by reference all filings required by Item 12(a)(2) to Form S-1, including your preliminary proxy statement filed on December 14, 2010.
Response: In response to the Staff’s comment, the Company has updated the list of documents that are incorporated by reference into the Amendment, including the preliminary proxy statement filed on December 14, 2010.
* * *
     Please call the undersigned at (212) 335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours, Marjorie Sybul Adams

cc:	Joseph McCann Division of Corporation Finance Securities and Exchange Commission Alan Shortall Unilife Corporation